Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

FPL Customer / Stakeholder Talking Points

NOTE: This document is not to be distributed outside the company

What Was Announced

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Today, NextEra Energy - Florida Power & Light Company’s (FPL) parent company - and Hawaiian Electric Industries (HEI) announced that they have agreed to combine, excluding HEI’s banking subsidiary. The transaction, which is valued at approximately $4.3 billion, includes the assumption of $1.7 billion in HEI debt and excludes HEI’s banking subsidiary. We expect the transaction to be completed within approximately 12 months.

What This Means for FPL Customers

•	Rest assured that this transaction has no impact on FPL’s day-to-day service to you and all of our valued customers.

•	In fact, for FPL, it’s business as usual providing affordable, reliable electric service to our approximately 4.7 million customers.

About Hawaiian Electric

•	By way of background, Hawaiian Electric Company is headquartered in Honolulu, Hawaii, and provides electric service for approximately 450,000 customers or 95 percent of the residents of Hawaii.

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The company is made up of three separate utilities that serve five islands (Hawaiian Electric, Maui Electric and Hawaii Electric Light), as well as American Savings Bank, Hawaii’s third-largest financial institution.

•	Upon completion of the transaction, together with FPL and NextEra Energy Resources LLC, Hawaiian Electric would become a third principal business within the NextEra Energy family of companies.

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Hawaiian Electric will continue to operate under its current name and continue to be headquartered in Honolulu. Hawaiian Electric’s utilities will continue to be locally managed from their existing operating locations.

•	ASB Hawaii, the parent company of American Savings Bank, a leading community bank in Hawaii, will be spun off as an independent publicly traded company.

If More Information Needed / Only if Asked

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We are proud that Hawaiian Electric has agreed to become part of our company in large part because of our joint vision to bring cleaner renewable energy to Hawaii, while at the same time helping to reduce energy costs for Hawaiian Electric’s customers like FPL has here in Florida.

•	We believe our strengths are additive to Hawaiian Electric’s, creating an opportunity to enhance value for Hawaii’s strategically important energy industry.

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Hawaiian Electric has filed plans with the Hawaii Public Utilities Commission (PUC) - plans that seek to enhance Hawaii’s energy future by lowering electric bills, giving customers more service options and nearly tripling the amount of distributed solar, while achieving among the nation’s highest levels of renewable energy by 2030. NextEra Energy is supportive of Hawaiian Electric’s plans to accomplish these goals.

NOTE: Direct further questions to the deal website at www.forhawaiisfuture.com

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and NEE does not undertake any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. NEE will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from NEE’s website (www.investors.nexteraenergy.com) under the heading “Investor Relations” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about NEE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE’s executive officers and directors and HEI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NEE as described in the preceding paragraph.